Suite 835 – 1100 Melville Street
Vancouver, BC V6E 4A6
Office: (604) 568-2496
Fax: (604) 568-1540
www.argentexmining.com
info@argentexmining.com

Argentex Announces Grant of Stock Options

Vancouver, BC, Canada – November 1, 2012 - Argentex Mining Corporation ("Argentex" or the "Company") (TSX-V: ATX, OTCQB: AGXMF) announces that effective November 1, 2012, it granted stock options to purchase an aggregate of 3,360,000 shares of its common stock to an aggregate of 20 employees, consultants, officers and directors. Each officer and director received 250,000 stock options, except for Michael Brown, the Company’s recently appointed President, who received 1,000,000 stock options pursuant to the terms of his employment agreement.

The options granted are exercisable for three years at an exercise price of CDN$0.305, being the closing price on the TSX-V on November 1, 2012 and are subject to the terms and conditions of the Company’s 2012 Stock Option Plan, a stock option agreement on the Company’s standard form, and the approval of the TSX Venture Exchange. The options will vest immediately.

About Argentex

Argentex Mining Corporation is an exploration company focused on advancing its Pingüino silver-gold project in Santa Cruz, Argentina. In total, Argentex owns 100% of the mineral rights to more than 35 properties located within approximately 307,981 acres (124,636 hectares) of highly prospective land located in the Santa Cruz and Rio Negro provinces.

Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCQB. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Michael Brown"
President & CEO

For additional information please contact:

Peter A. Ball
Executive Vice President Corporate Development
Phone: 604-568-2496 (ext. 103) or 1-888-227-5285 (ext. 103)
Email: peter@argentexmining.com
www.argentexmining.com